FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer

              For the period of January 4 2006 to February 3 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

1.  News release dated 24 January 2006 announcing Launch of US Sales Force

24th January 2006

              Vernalis Announces the Launch of its US Sales Force

Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced the launch of its United States based specialty neurology sales force. This 34 strong team is marketing Vernalis' Parkinson's disease drug Apokyn(R), as well as co-marketing the company's migraine drug, Frova(R), alongside Endo Pharmaceuticals.

The team, led by Sylvia McBrinn, SVP of US Operations, has a broad coverage of the specialist neurology market place in the United States and is focusing upon the high prescribing physicians who treat Parkinson's disease and migraine in the key Metropolitan areas.

Simon Sturge, CEO of Vernalis commented, "Having two in-market products and now our own US sales force is a significant differentiator for Vernalis compared with our European peers. This, together with our strong development pipeline, gives me great confidence in Vernalis' future."

Sylvia McBrinn, SVP of US Operations, said "Our sales team is comprised of individuals who are highly skilled and experienced in their field. We are very pleased to have attracted a number of personnel who have had experience of selling Apokyn(R) in the past, including the top sales person and those responsible for Trade, as well as for the managed care contracts."

                                   -- ends --

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133

Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                        +44 (0) 20 7404 5959

Jon Coles
Wendel Verbeek


Notes to Editors


About Sylvia McBrinn

Sylvia McBrinn joined Vernalis as SVP of US Operations in June 2005, bringing more than 25 years of pharmaceutical sales experience. Whilst employed by Pharmacia as Global Vice President of Marketing for Bextra(R), she was instrumental in leading the most successful 2002 launch in the U.S. She was also recognised for her leadership in growing market share for Mirapex(R) whilst serving as Global Vice President, Marketing, for neurology products.


About Vernalis

Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has six products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.



Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 16 2006                             Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer